Exhibit 21.1

SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Aushon Biosystems, Inc.	Delaware
Quanterix Security Corporation	Massachusetts
Quanterix Netherlands B.V.	The Netherlands
UmanDiagnostics AB	Sweden
Quanterix Holdings (Hong Kong) Limited	Hong Kong
Quanterix Bio-tech (Shanghai) Co., Ltd	China